United Communications HUB, Inc.
                     10390 Commerce Center Drive, Suite 250
                           Rancho Cucamonga, CA 91730

                                January 12, 2004

ETI Corporation
c/o Randall Lanham, Esq.
28562 Oso Parkway
Rancho Santa Margarita, CA 92688
Attention:  Mr. Paul Lanham, President

     Re: Amendment of Agreement and Plan of Merger

Dear Paul:

     As a result of conversations between our respective counsel, this letter sets forth our agreement and shall be considered an Amendment to the Agreement and Plan of Merger (the "Agreement") entered into as of May 28, 2003 by and among ETI Corporation ("ETI"), New ETI, Inc., you and United Communications HUB, Inc. ("UC Hub").

     Because ETI has never amended its Articles of Incorporation in order to provide for the issuance of Series A preferred stock as required by the Agreement, we agree to amend Section 2.03(b) of the Agreement by deleting the reference to preferred stock and otherwise amending it as provided below.

          (b) Conversion of the UC Hub Shares. At and as of the Effective Time, each eight UC Hub Shares shall be converted into the right to receive an amount equal to five shares of ETI common stock (the "Merger Consideration") and ETI shall receive UC Hub Shares in an amount equal to the number owned by those who do not own Dissenting Shares. Following the Merger, the outstanding Newco common stock shall be cancelled. At the Closing, Newco shall deliver to the stockholders of UC Hub the stock certificates to which they are entitled. If any UC Hub Shares are not delivered, the Parties shall arrange to escrow the applicable Preferred Stock certificates as provided in Section 2.02. In addition, Merger Consideration shall also include the obligation of ETI to exchange with each holder of UC Hub Shares immediately prior to the Effective Time their shares of common stock which have not been sold and issue an equal number of shares of Preferred Stock. ETI shall use its best efforts to obtain the authority to issue the Preferred Stock at an annual meeting of its shareholders to be held in the spring of 2004.

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     In addition, the provisions, including Section 2.03(c) relating to UC Hub
Series H Preferred Stock are revoked inasmuch as the holder of UC Hub Series H Preferred Stock has converted her shares into UC Hub Shares.

     In order to comply with Rule 14(f)-1 promulgated under the Securities Exchange Act of 1934, you agree to appoint me to the board of directors of ETI at the Closing, and you shall remain as a director until such time as ETI can comply with Rule 14(f)-1. As part of the Closing, ETI shall adopt a resolution appointing me, Michael Sharborough and V. William Thompson as directors and such persons as UC Hub designates as officers of ETI. The appointments of Messrs. Sharborough and Thompson shall be conditioned on ETI first complying with Rule 14(f)-1.

     The definition of Form 10-QSB is changed to read " each Form 10-QSB filed with the SEC by ETI for the quarters ended March 31, June 30 and September 30, 2003".

     In all other respects, the Agreement is ratified and confirmed. If the foregoing is acceptable to you, please execute a copy of this and return it to me evidencing the intent of ETI Corp. to be bound.

                                               Very truly yours,

                                               /s/ Larry Wilcox
                                               ---------------------------------
                                               Larry Wilcox
                                               Chief Executive Officer

I hereby agree to the foregoing this _____ day of January, 2004.

/s/ Paul Lanham
-----------------------
Paul Lanham, President